EXHIBIT 3.3.m

AMENDMENT NO. 12
TO
AGREEMENT OF LIMITED PARTNERSHIP
OF
CEDAR REALTY TRUST PARTNERSHIP, L.P.

This Amendment No. 12 (this “Amendment”) to Agreement of Limited Partnership (the “Partnership Agreement”) of Cedar Realty Trust Partnership, L.P. (the “Partnership”) is entered into as of November 27, 2020, by and among Cedar Realty Trust, Inc. (the “General Partner”) and the Partnership. All capitalized terms used herein shall have the meanings given to them in the Partnership Agreement.

RECITALS

WHEREAS, the General Partner desires to amend the Agreement, pursuant to Article 14 thereof, as set forth below; and

WHEREAS, all capitalized terms used but not defined in this Amendment shall have the meanings ascribed to such terms in the Agreement;

NOW, THEREFORE, the Agreement shall be amended as follows:

1.

Exhibit A to the Agreement shall be amended in connection with and in order to reflect the one-for-six-and-six-tenths reverse stock split of the outstanding REIT Shares as of the date hereof and maintain the one-to-one correspondence between REIT Shares and Partnership Units, by replacing the number of Partnership Units owned by each Holder as of the date hereof as set forth on Exhibit A (such Holder’s “Pre-Split Unit Amount”) with an amount equal to the Pre-Split Unit Amount divided by six-and-six-tenths and rounded to the third decimal place.

2.	The definition of “Conversion Factor” is hereby deleted in its entirety and replaced with the following:

“Conversion Factor” means 1.0, provided that in the event that the General Partner (i) declares or pays a dividend on its outstanding REIT Shares in REIT Shares or makes a distribution to all holders of its outstanding REIT Shares wholly or partly in REIT Shares, (ii) splits or subdivides its outstanding REIT Shares, or (iii) effects a reverse stock split or otherwise combines or reclassifies its outstanding REIT Shares into a smaller number of REIT Shares, the Conversion Factor shall be adjusted by multiplying the Conversion Factor by a fraction, the numerator of which shall be the number of REIT Shares issued and outstanding on the record date for such dividend, distribution, split, subdivision, reverse split, combination or reclassification (assuming for such purposes that such dividend, distribution, split, subdivision, reverse split, combination or reclassification has occurred as of such time), and the denominator of which shall be the actual number of REIT Shares (determined without the above assumption) issued and outstanding on such date.  Any adjustment to the Conversion Factor shall become effective immediately after the effective date of such event retroactive to the record date, if any, for such event.  Notwithstanding the foregoing, the Conversion Factor shall not be adjusted in connection with an event described in clauses (i), (ii) or (iii) of the first sentence of this definition, if, in connection with such event, the Partnership makes a distribution of cash, Partnership Units and/or REIT Shares with respect to all applicable Partnership Units or effects a reverse split of, or otherwise combines, the Partnership Units, as applicable, that is comparable as a whole in all material respects with such event.

3.	All other terms and conditions of the Agreement, as amended, shall be unchanged and remain in full force and effect.

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IN WITNESS WHEREOF, the parties hereto have caused this Amendment No. 12 to the Partnership Agreement to be executed as of the day and year first above written.

CEDAR REALTY TRUST, INC.

By:	/s/ Philip R. Mays
Name:	Philip R. Mays
Title:	Executive Vice President, Chief Financial Officer and
Treasurer

CEDAR REALTY TRUST PARTNERSHIP, L.P.

By:	/s/ Philip R. Mays
Name:	Philip R. Mays
Title:	Executive Vice President, Chief Financial Officer and
Treasurer